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                                                           SEC FILE NUMBER
                                                               0-19386
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                                                            CUSIP NUMBER
                                                              337719108
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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:   June 30, 2002
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify
Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
  Fischer Imaging Corporation
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Full Name of Registrant
  n/a
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Former Name if Applicable
  12300 N. Grant Street
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Address of Principal Executive Office (STREET AND NUMBER)
  Denver, CO 80241
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   / / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (2/99)



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Fischer's Report on Form 10-Q for the period ended June 30, 2002 could not be filed without unreasonable effort or expense due to the following circumstances:

- Fischer decided in the second quarter of 2002 to create a new division for the Company's non-core digital radiography, electrophysiology and specialty x-ray product lines. These product lines have experienced significant declines in revenue in recent quarters. Additionally, with the transition to new leadership and a resulting reassessment by management of all elements of the business, a review of the inventory levels and potential applicable restructuring charges is in process. As a result of this review, a significant write-down of inventory is anticipated.

- Fischer engaged Ernst & Young LLP in early July 2002, upon receiving notice from Arthur Andersen LLP, the Company's prior auditors, of their inability to perform the review of the Company's second quarter 2002 results due to the closing of Arthur Andersen's Denver office. In addition to the limited time of their engagement prior to the expected release of the second quarter 2002 results, Ernst & Young LLP has not been able to review the predecessor auditor work papers in compliance with professional standards and as a result has not completed its SAS-71 review procedures.

- In the second quarter of 2002, Fischer agreed to a favorable settlement of a patent infringement lawsuit filed against Trex Medical. Under the terms of the settlement, Fischer received $25 million in cash from Trex Medical and will also receive $7.2 million relating to a paid-up license in equal annual installments over the next eight years. The Company is evaluating the appropriate accounting treatment for this transaction with Ernst & Young LLP.

The Company is currently unable to predict the date by which it will report its second quarter 2002 earnings information and file its report on Form 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Al Palombo                          (303)             452-6800
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As described in Part III of this Form 12b-25, Fischer Imaging Corporation is conducting a review of the Company's inventory levels and potential applicable restructuring charges, and anticipates a significant inventory write-down, the scope of which has not yet been determined. In addition, the Company has not yet determined the appropriate accounting treatment for the settlement of a patent infringement lawsuit. The inventory write-down and the accounting treatment of the settlement will significantly influence the results of operations for the quarter ended June 30, 2002, and an estimate cannot be provided until the appropriate reviews by the Company and Ernst & Young LLP have been completed. In addition, work papers of the Company's prior audit from Arthur Andersen LLP, have not been made available for review by Ernst & Young LLP.

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                         Fischer Imaging Corporation
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date   August 14, 2002                      By   /s/ Gerald D. Knudson
        ---------------------------------------    ----------------------------
                                                     Gerald D. Knudson
                                                     Chief Executive Officer


                                   ATTENTION

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S. Code 1001).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                                                                SEC 1344 (2/99)

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